Exhibit 99.1

dLocal Reports 2023 First Quarter Financial Results

First Quarter 2023

US$3.6 billion Total Payment Volume, up 70% year-over-year and 8% quarter-over-quarter

Revenue of US$137 million, up 57% year-over-year and 16% quarter-over-quarter

147% Net Revenue Retention Rate

Gross Profit of US$62 million, up 42% year-over-year and 12% quarter-over-quarter

Adjusted EBITDA of US$45 million, up 38% year-over-year and up 13% quarter-over-quarter

dLocal reports in US dollars and in accordance with IFRS as issued by the IASB

Montevideo, Uruguay May 17th, 2023 — DLocal Limited (“dLocal”, “we”, “us”, and “our”) (NASDAQ:DLO), a technology - first payments platform today announced its financial results for the first quarter ended March 31, 2023.

”Our Q1 2023 results demonstrate, once again, our capacity to consistently deliver strong dollar growth across key metrics. Our TPV grew 70% year over year and 8% quarter-over-quarter reaching record US$3.6 billion. Our revenue grew 57% year over year and 16% quarter over quarter to record US$137.3 million. In addition, we added US$6.7 million gross profit and US$5.1 million Adjusted EBITDA in the first quarter of 2023.

Our strong performance is underpinned by the value our solution delivers to our global merchants, who quarter after quarter decide to continue growing their businesses with us; as well as positive tailwinds across the markets that we serve. In addition, our business has shown sustained and resilient growth supported by the diversity of our merchants across industry verticals, geographies, and products.

We continue to make disciplined investments in our infrastructure and our team to support our long term ambition. During Q1 2O23, we increased our headcount by 36% year-over-year to 763 employees. We have consistently maintained an Adjusted EBITDA over gross profit above 70% in the past nine quarters. However, we are still a young company in growth mode and we believe that over the long-term, there are opportunities to deliver operating leverage.

Our excellent results in the first quarter, combined with our strong cash generation, give us even more confidence in our winning strategy in emerging markets. We are very excited about the massive opportunity ahead of us and we remain focused on executing our long-term strategy.” said Sebastian Kanovich.

First quarter 2023 Financial Highlights

•
Total Payment Volume (“TPV”) reached a record US$3.6 billion in the first quarter, up 70% year-over-year compared to US$2.1 billion in the first quarter of 2022 and up 8% compared to US$3.3 billion in the fourth quarter of 2022.
•
Revenues amounted to US$137.3 million, up 57% year-over-year compared to US$87.5 million in the first quarter of 2022 and up 16% compared to US$118.4 million in the fourth quarter of 2022.
•
Gross profit was US$61.8 million in the first quarter of 2023, up 42% year-over-year compared to US$43.6 million in the first quarter of 2022 and up 12% compared to US$55.1 million in the fourth quarter of 2022.
•
Gross profit over TPV remained stable compared to the fourth quarter of 2022 at 1.7% and decreased from 2.1% in the first quarter of 2022 mainly due to business mix.

•
Gross profit margin was 45% in this quarter, compared to 50% in the first quarter of 2022 and 47% in the fourth quarter of 2022. Gross profit margin was mainly impacted by a strong increase in volumes from global merchants in Nigeria, which brought positive gross profit dollars, but with a lower than average gross profit margin. Excluding Nigeria, gross profit margin reached 54% in the first quarter of 2023.

•
Adjusted EBITDA was US$45.5 million in the first quarter of 2023, up 38% year-over-year compared to US$32.9 million in the first quarter of 2022 and up 13% compared to US$40.4 million in the fourth quarter of 2022.

•
As a result, Adjusted EBITDA margin was 33% in the first quarter of 2023, compared to 38% in the first quarter of 2022 and 34% in the fourth quarter of 2022. EBITDA margin varied in line with gross profit margin.

•
During the quarter we recorded a positive net financial result of US$1.4 million, which compares to a net loss of US$3.1 million in the fourth quarter of 2022 and a net loss of US$1.3 million in the first quarter of 2022. The profit generated in the first quarter of 2023 was mainly driven by a reduction of the financial cost of hedges due to lower exposure and higher interest income as we continue increasing our cash and cash equivalents position.

•
Adjusted EBITDA over gross profit was 74% in the first quarter of 2023, compared to 73% in the fourth quarter of 2022 and compared to 75% a year ago.

•
Profit for the first quarter of 2023 was US$35.5 million, or US$0.11 per diluted share, up 35% compared to a profit of US$26.3 million, or US$0.08 per diluted share, for the first quarter of 2022 and up 83% compared to a profit of US$19.4 million, or US$0.06 per diluted share for the fourth quarter of 2022.

•
As of March 31, 2023, dLocal had US$517.9 million in cash and cash equivalents, including US$232.8 million of own funds and US$285.1 million of merchants’ funds. The consolidated cash position increased by US$107.8 million from US$410.1 million as of March 31, 2022. When compared to the US$468.1 million cash position as of December 31, 2022, it increased by US$49.8 million. During the first quarter of 2023, we invested US$36.9 million in our share buy-back program.

•
We continue to make progress in releasing cash that we had previously retained for certain merchants and partners. During the first quarter of 2023, we collected US$9.9 million of the US$12.9 million in advances we gave to some of our merchants in the fourth quarter of 2022. In addition, we recovered US$3.9 million of the restricted cash we held as guarantee for standby letters of credit. As a result, we released in aggregate US$13.8 million funds from restricted cash to our own cash, and, in turn, decreased the amount of Other Assets from US$56.8 million to US$43.0 million.

The following table summarizes our key performance metrics:

	Three months ended 31 of March
	2023	2022	% change
Key Performance metrics	(In millions of US$ except for %)
TPV	3,574	2,104	70%
Revenue	137.3	87.5	57%
Gross Profit	61.8	43.6	42%
Gross Profit margin	45%	50%	-5p.p
Adjusted EBITDA	45.5	32.9	38%
Adjusted EBITDA margin	33%	38%	-4p.p
Adjusted EBITDA/Gross Profit	74%	75%	-2p.p
Profit	35.5	26.3	35%
Profit margin	26%	30%	-4p.p

First quarter 2023 Business Highlights

•
In terms of products, during first quarter 2023, pay-ins TPV increased by 52% year-over-year and 7% quarter-over-quarter to US$2.5 billion, accounting for 70% of the TPV.

•
Pay-outs TPV increased by 133% year-over-year and 11% quarter-over-quarter to US$1.1 billion, accounting for the remaining 30% of the TPV.
•
Cross-border volume accounted for 55% of the TPV in the first quarter of 2023, compared to 62% in the first quarter of 2022 and 53% in the fourth quarter of 2022. Local-to-local volume accounted for 45% of the TPV in the first quarter of 2023, compared to 38% in the first quarter of 2022 and 47% in the fourth quarter of 2022.
•
Revenue increased across all regions during the quarter. LatAm grew 27% compared to the first quarter of 2022 and 6% quarter-over-quarter to US$98.2 million, accounting for 72% of total revenue. In the first quarter of 2023, Argentina grew by 41% quarter-over-quarter albeit still at slightly lower levels than a year ago.
•
Africa and Asia revenue grew by 297% year-over-year and 53% quarter-over-quarter to US$39.0 million, accounting for the remaining 28% (compared to 11% of total revenue in the first quarter of 2022).
•
We look at a 12-month view to see a normalized view in order to assess the development of a region. In the last twelve months to Q1 2023, each of the main countries individually showed significant revenue growth greater than 20% year-over-year and 61% growth on the aggregate.
•
During the quarter, dLocal continued delivering strong revenue growth both from existing and from new customers. Revenue from Existing Merchants increased from US$87.4 million in the first quarter of 2022 to US$128.3 million. The net revenue retention rate, or NRR, in the first quarter of 2023 reached 147%.
•
Revenue from New Merchants was US$8.9 million in the first quarter of 2023.

The table below presents a breakdown of dLocal’s TPV by product and type of flow:

In millions of US$ except for %	Three months ended 31 of March
	2023	% share	2022	% share
Pay-ins	2,503	70%	1,644	78%
Pay-outs	1,072	30%	460	22%
Total TPV	3,574	100%	2,104	100%

In millions of US$ except for %	Three months ended 31 of March
	2023	% share	2022	% share
Cross-border	1,960	55%	1,302	62%
Local-to-local	1,615	45%	802	38%
Total TPV	3,574	100%	2,104	100%

The table below presents a breakdown of dLocal’s revenue by geography:

In millions of US$ except for %	Three months ended 31 of March
	2023	% share	2022	% share
Latin America	98.2	72%	77.6	89%
Brazil	22.8	17%	18.1	21%

Argentina	20.0	15%	21.1	24%
Mexico	22.7	17%	12.9	15%
Chile	14.2	10%	12.1	14%
Other LatAm	18.5	13%	13.4	15%

Africa & Asia	39.0	28%	9.8	11%
Nigeria	26.9	20%	1.6	2%
Other Africa & Asia	12.1	9%	8.2	9%

Total Revenue	137.3	100%	87.5	100%

Special note regarding Adjusted EBITDA and Adjusted EBITDA Margin

dLocal has only one operating segment. dLocal measures its operating segment’s performance by Revenues, Adjusted EBITDA and Adjusted EBITDA Margin, and uses these metrics to make decisions about allocating resources.

Adjusted EBITDA as used by dLocal is defined as the profit from operations before financing and taxation for the year or period, as applicable, before depreciation of property, plant and equipment, amortization of right-of-use assets and intangible assets, and further excluding the changes in fair value of financial assets and derivative instruments carried at fair value through profit or loss, impairment gains/(losses) on financial assets, transaction costs, share-based payment non-cash charges, secondary offering expenses, and inflation adjustment. dLocal defines Adjusted EBITDA Margin as the Adjusted EBITDA divided by consolidated revenues.

Although Adjusted EBITDA and Adjusted EBITDA Margin may be commonly viewed as non-IFRS measures in other contexts, pursuant to IFRS 8, (“Operating Segments”), Adjusted EBITDA and Adjusted EBITDA Margin are treated by dLocal as IFRS measures based on the manner in which dLocal utilizes these measures. Nevertheless, dLocal’s Adjusted EBITDA and Adjusted EBITDA Margin metrics should not be viewed in isolation or as a substitute for net income for the periods presented under IFRS. dLocal also believes that its Adjusted EBITDA and Adjusted EBITDA Margin metrics are useful metrics used by analysts and investors, although these measures are not explicitly defined under IFRS. Additionally, the way dLocal calculates operating segment’s performance measures may be different from the calculations used by other entities, including competitors, and therefore, dLocal’s performance measures may not be comparable to those of other entities.

The table below presents a reconciliation of dLocal’s Adjusted EBITDA to net income:

	Three months ended March 31
In thousands of US$	2023	2022
Profit for the period	35,450	26,273
Income tax expense	4,281	1,213
Depreciation and amortization	2,515	1,723
Finance income and costs, net	(1,391)	1,293
Share-based payment non-cash charges	2,329	2,034
Secondary offering expenses¹	-	89
Impairment loss / (gain) on financial assets	51	(75)
Inflation adjustment	1,019	306
Other non-recurring costs[2]	1,229	-
Adjusted EBITDA	45,483	32,856

1 Corresponds to expenses assumed by dLocal in relation to secondary offerings of its shares which occurred in 2021. 2It includes non-recurring costs related to an internal review of the allegations made by a short-seller report, including fees from independent counsel, independent global expert services and forensic accounting advisory firm.

Earnings per share

We calculate basic earnings per share by dividing the profit attributable to owners of the group by the weighted average number of common shares issued and outstanding during the three-months period ended March 31, 2023 and 2022.

Our diluted earnings per share is calculated by dividing the profit attributable to owners of the group of dLocal by the weighted average number of common shares outstanding during the period plus the weighted average number of common shares that would be issued on conversion of all dilutive potential common shares into common shares.

The following table presents the information used as a basis for the calculation of our earnings per share:

	Three months ended March 31
	2023	2022
Profit attributable to common shareholders (U.S. Dollars)	35,443,588	26,291,715
Weighted average number of common shares	295,125,862	295,044,763
Adjustments for calculation of diluted earnings per share	16,441,184	18,144,357
Weighted average number of common shares for calculating diluted earnings per share	311,567,046	313,189,120
Basic earnings per share	0.12	0.09
Diluted earnings per share	0.11	0.08

This press release does not contain sufficient information to constitute an interim financial report as defined in International Accounting Standards 34, “Interim Financial Reporting” nor a financial statement as defined by International Accounting Standards 1 “Presentation of Financial Statements”. The quarterly financial information in this press release has not been audited.

Conference call and webcast

dLocal’s management team will host a conference call and audio webcast on May 18th, 2023 at 8:00 a.m. Eastern Time. Please click here to pre-register for the conference call and obtain your dial in number and passcode.

The live conference call can be accessed via audio webcast at the investor relations section of dLocal’s website, at https://investor.dlocal.com/. An archive of the webcast will be available for a year following the conclusion of the conference call. The investor presentation will also be filed on EDGAR at www.sec.gov.

About dLocal

dLocal powers local payments in emerging markets, connecting global enterprise merchants with billions of emerging market consumers in 40 countries across APAC, the Middle East, Latin America, and Africa. Through the “One dLocal” platform (one direct API, one platform, and one contract), global companies can accept payments, send pay-outs and settle funds globally without the need to manage separate pay-in and pay-out processors, set up numerous local entities, and integrate multiple acquirers and payment methods in each market.

Definition of selected operational metrics

“API” means application programming interface, which is a general term for programming techniques that are available for software developers when they integrate with a particular service or application. In the payments industry, APIs are usually provided by any party participating in the money flow (such as payment gateways, processors, and service providers) to facilitate the money transfer process.

“Cross-border” means a payment transaction whereby dLocal is collecting in one currency and settling into a different currency and/or in a different geography.

“Local payment methods” refers to any payment method that is processed in the country where the end user of the merchant sending or receiving payments is located, which include credit and debit cards, cash payments, bank transfers, mobile money, and digital wallets.

“Local-to-local” means a payment transaction whereby dLocal is collecting and settling in the same currency.

“Net Revenue Retention Rate” or “NRR” is a U.S. dollar-based measure of retention and growth of dLocal’s merchants. NRR is calculated for a period or year by dividing the Current Period/Year Revenue by the Prior Period/Year Revenue. The Prior Period/Year Revenue is the revenue billed by us to all our customers in the prior period. The Current Period/Year Revenue is the revenue billed by us in the current period to the same customers included in the Prior Period/Year Revenue. Current Period/Year Revenue includes revenues from any upselling and cross-selling across products, geographies, and payment methods to such merchant customers, and is net of any contractions or attrition, in respect of such merchant customers, and excludes revenue from new customers on-boarded in the preceding twelve months. As most of dLocal revenues come from existing merchants, the NRR rate is a key metric used by management, and we believe it is useful for investors in order to assess our retention of existing customers and growth in revenues from our existing customer base.

“Pay-in” means a payment transaction whereby dLocal’s merchant customers receive payment from their customers.

“Pay-out” means a payment transaction whereby dLocal disburses money in local currency to the business partners or customers of dLocal’s merchant customers.

“Revenue from New Merchants” means the revenue billed by us to merchant customers that we did not bill revenues in the same quarter (or period) of the prior year.

“Revenue from Existing Merchants” means the revenue billed by us in the last twelve months to the merchant customers that we billed revenue in the same quarter (or period) of the prior year.

“TPV” dLocal presents total payment volume, or TPV, which is an operating metric of the aggregate value of all payments successfully processed through dLocal’s payments platform. Because revenue depends significantly on the total value of transactions processed through the dLocal platform, management believes that TPV is an indicator of the success of dLocal’s global merchants, the satisfaction of their end users, and the scale and growth of dLocal’s business.

Forward-looking statements

This press release contains certain forward-looking statements. These forward-looking statements convey dLocal’s current expectations or forecasts of future events. Forward-looking statements regarding dLocal involve known and unknown risks, uncertainties and other factors that may cause dLocal’s actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. Certain of these risks and uncertainties are described in the “Risk Factors,” “Forward-Looking Statements” and “Cautionary Statement Regarding Forward-Looking Statements” sections of dLocal’s filings with the U.S. Securities and Exchange Commission. Unless required by law, dLocal undertakes no obligation to publicly update or revise any forward-looking statements to reflect circumstances or events after the date hereof.

DLocal Limited

Certain interim financial information

Consolidated Condensed Interim Statements of Comprehensive Income for the three-month period ended March 31, 2023 and 2022

(In thousands of U.S. dollars, except per share amounts, unaudited)

	Three months ended
	March 31, 2023	March 31, 2022
Continuing operations
Revenues	137,287	87,453
Cost of services	(75,450)	(43,899)
Gross profit	61,837	43,554
Technology and development expenses	(2,290)	(1,406)
Sales and marketing expenses	(4,857)	(2,844)
General and administrative expenses	(15,280)	(10,294)
Impairment gain on financial assets	(51)	75
Operating profit	39,359	29,085
Finance income	6,988	6
Finance costs	(5,597)	(1,299)
Inflation adjustment	(1,019)	(306)
Other results	372	(1,599)
Profit before income tax	39,731	27,486
Income tax expense	(4,281)	(1,213)
Profit for the period	35,450	26,273
Profit attributable to:
Owners of the Group	35,444	26,292
Non-controlling interest	6	(19)
Profit for the period	35,450	26,273
Earnings per share
Basic Earnings per share	0.12	0.09
Diluted Earnings per share	0.11	0.08
Other comprehensive Income
Items that may be reclassified to profit or loss:
Exchange difference on translation on foreign operations	1,488	1,162
Other comprehensive income for the period, net of tax	1,488	1,162
Total comprehensive income for the period	36,938	27,435
Total comprehensive income for the period is attributable to:
Owners of the Group	36,934	27,454
Non-controlling interest	4	(19)
Total comprehensive income for the period	36,938	27,435

DLocal Limited

Certain interim financial information

Consolidated Condensed Interim Statements of Financial Position as of March 31, 2023 and December 31, 2022

(In thousands of U.S. dollars, except per share amounts, unaudited)

	March 31, 2023	December 31, 2022
ASSETS
Current Assets
Cash and cash equivalents	517,892	468,092
Financial assets at fair value through profit or loss	339	1,295
Trade and other receivables	249,272	240,446
Derivative financial instruments	32	1,206
Other assets	43,035	56,789
Total Current Assets	810,570	767,828
Non-Current Assets
Deferred tax assets	548	362
Property, plant and equipment	2,346	2,734
Right-of-use assets	3,794	3,934
Intangible assets	53,073	51,443
Total Non-Current Assets	59,761	58,473
TOTAL ASSETS	870,331	826,301
LIABILITIES
Current Liabilities
Trade and other payables	449,252	407,874
Lease liabilities	679	686
Tax liabilities	10,222	11,695
Derivative financial instruments	1,803	544
Provisions	1,168	1,473
Total Current Liabilities	463,124	422,272
Non-Current Liabilities
Deferred tax liabilities	1,852	1,016
Lease liabilities	3,317	3,393
Total Non-Current Liabilities	5,169	4,409
TOTAL LIABILITIES	468,293	426,681
EQUITY
Share Capital	587	592
Share Premium	128,694	164,307
Capital Reserve	17,283	16,185
Other Reserves	(590)	(1,448)
Retained earnings	256,069	219,993
Total Equity Attributable to owners of the Group	402,043	399,629
Non-controlling interest	(5)	(9)
TOTAL EQUITY	402,038	399,620

DLocal Limited

Certain interim financial information

Consolidated Condensed Interim Statements of Cash Flows
For the three-month periods ended March 31, 2023 and December 31, 2022

(In thousands of U.S. dollars, except per share amounts, unaudited)

	Three months ended
	March 31, 2023	March 31, 2022
Cash flows from operating activities
Profit before income tax	39,731	27,486
Adjustments:
Interest income from financial instruments	(6,899)	(6)
Interest charges for lease liabilities	43	163
Other finance expense	437	(30)
Finance expense related to derivative financial instruments	5,235	1,166
Net exchange differences	531	1,490
Fair value loss on financial assets at fair value through profit or loss	(89)	—
Amortization of Intangible assets	2,176	1,422
Depreciation of Property, plant and equipment	195	188
Amortization of Right-of-use asset	144	113
Revenue reduction related to prepaid assets	—	158
Share-based payment expense, net of forfeitures	2,329	2,034
Net Impairment gain on financial assets	51	(75)
	43,884	34,109
Changes in working capital
Increase in Trade and other receivables	(9,074)	(26,200)
Decrease/(increase) in Other assets	13,754	(141)
Increase in Trade and other payables	41,378	69,616
Decrease in Tax Liabilities	(1,062)	(200)
(Decrease)/increase in Provisions	(305)	49
Cash from operating activities	88,575	77,233
Income tax paid	(4,042)	(1,323)
Net cash from operating activities	84,533	75,910
Cash flows from investing activities
Acquisitions of Property, plant and equipment	(49)	(80)
Additions of Intangible assets	(3,806)	(2,509)
Net collections of financial assets at FVPL	1,045	618
Interest collected from financial instruments	6,820	6
Net cash from/(used in) investing activities	4,010	(1,965)
Cash flows from financing activities
Repurchase of shares	(36,918)	—
Share-options exercise	69	358
Interest payments on lease liability	(43)	(163)
Principal payments on lease liability	(130)	(92)
Finance expense paid related to derivative financial instruments	(2,153)	—
Other finance expense paid	(437)	(37)
Net cash (used in)/provided by financing activities	(39,612)	66
Net increase in cash flow	48,931	74,011
Cash and cash equivalents at the beginning of the period	468,092	336,197
Effects of exchange rate changes on cash and cash equivalents	869	(144)
Cash and cash equivalents at the end of the period	517,892	410,064

dLocal was incorporated on February 10, 2021, as a Cayman Islands exempted company with limited liability, duly registered with the Cayman Islands Registrar of Companies. The contribution of dLocal Group Limited (a limited liability company incorporated in Malta, the former holding entity or “dLocal Malta”) shares to dLocal has been finalized as of April 14, 2021. Until the contribution of dLocal Malta shares to it, dLocal had not commenced operations, consequently the historical information previous to that date presented in here corresponds to dLocal Malta, our predecessor. This reorganization was done, among other things, to facilitate the initial public offering of the Group. dLocal had no prior assets, holdings or operations

Investor Relations Contact:

investor@dlocal.com

Media Contact:

marketing@dlocal.com